UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

MGM MIRAGE (Name of Issuer)

Common Stock, par value $.01 per share (Title of Class of Securities)

552953 10 1 (CUSIP Number)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 Rodeo Drive, Suite 250

Beverly Hills, California 90212

(310) 271-0638

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 6, 2007 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 552953 10 1
(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)

Tracinda Corporation .

(2)	Check the Appropriate Box if a Member of a Group	(a) (b)	/ / / /

(3)	SEC Use Only
(4)	Source of Funds N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
(6)	Citizenship or Place of Organization
Nevada
Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 153,837,330 shares
		(8)	Shared Voting Power 0 shares
		(9)	Sole Dispositive Power 153,837,330 shares
		(10)	Shared Dispositive Power 0 shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 153,837,330 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /
(13)	Percent of Class Represented by Amount in Row (11) 54.2%
(14)	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 552953 10 1
(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Kirk Kerkorian
(2)	Check the Appropriate Box if a Member of a Group	(a) (b)	/ / / /
(3)	SEC Use Only
(4)	Source of Funds N/A
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 153,837,330 shares
		(8)	Shared Voting Power 0 shares
		(9)	Sole Dispositive Power 153,837,330 shares
		(10)	Shared Dispositive Power 0 shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 153,837,330 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /
(13)	Percent of Class Represented by Amount in Row (11) 54.2%
(14)	Type of Reporting Person (See Instructions) IN

This Amendment No. 19 amends and supplements the Statement on Schedule 13D filed on August 20, 1991, as amended on June 8, 1992, October 16, 1992, February 22, 1994, March 11, 1994, November 20, 1995, January 24, 1997, September 25, 1997, August 3, 1998, August 21, 1998, September 1, 1998, June 11, 1999, November 16, 1999, April 18, 2000, February 9, 2001, May 21, 2001, November 2, 2001, May 21, 2007 and June 20, 2007 and as amended by that certain Schedule TO-T filed with the Securities and Exchange Commission by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Mr. Kirk Kerkorian, the sole shareholder of Tracinda , on December 4, 2006, as amended (as so amended, the “Schedule 13D”), relating to the common stock, $.01 par value per share (the “Common Stock”), of MGM MIRAGE, a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 19 shall have the meaning set forth in the Schedule 13D.

1. Item 5 of the Schedule 13D is hereby amended to add the following information:

(a)-(b) The following table sets forth information with respect to the shares beneficially owned by each person or entity named in Item 2 of the Schedule 13D. Mr. Kerkorian has sole voting and investment power with respect to the shares held by the Filing Persons.

Name	Number of Shares	Percent of Outstanding(1)
Tracinda Corporation	153,837,330	54.2%
Kirk Kerkorian	153,837,330	54.2%
Anthony L. Mandekic	6,000	*

(1)    Computed on the basis of 283,650,683 shares of common stock issued and outstanding on May 7, 2007, as set forth in the Company’s Form 10-Q filed on May 10, 2007, for the period ended March 31, 2007.

*       Less than one percent.

(c) On August 6, 2007, Tracinda donated 5,000,000 shares of common stock. Other than as set forth herein or as previously disclosed in the Schedule 13D, none of the persons named in paragraphs (a)-(b) above have effected any transactions in the shares during the past 60 days.

(d)-(e) Not applicable.

2. Except as specifically provided herein, this amendment does not modify any of the information previously reported on the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2007	TRACINDA CORPORATION, a Nevada corporation

	By:	/s/ ANTHONY L. MANDEKIC
	Name:	Anthony L. Mandekic
	Title:	Secretary/Treasurer

Dated: August 7, 2007	KIRK KERKORIAN

	By:	/s/ ANTHONY L. MANDEKIC
	Name:	Anthony L. Mandekic
	Title:	Attorney-in-fact*

* Power of Attorney previously filed as Exhibit A to the Schedule 13D.